SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13.-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. One)

NBO SYSTEMS, INC.

(Name of the Issuer)

NBO SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

628742 10 8

(CUSIP Number of Class of Securities)

NBO SYSTEMS, INC.

c/o Keith A. Guevara, President

NBO Systems, Inc.

3676 W. California Avenue

Building D

Salt Lake City, Utah 84104

(800) 545-5776 x8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

Copies to:

Russell M. Frandsen

Business Legal Group

225 South Lake Avenue, Suite 300

Pasadena, CA 91101

626-432-7229

This statement is filed in connection with (check the appropriate box):

          a. X/     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulations 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b. _/     The filing of a registration statement under the Securities Act of 1933.

          c. _/     A tender offer.

          d. _/     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: X/.

Check the following box if the filing fee is a final amendment reporting the results of the transaction: _/

CALCULATION OF FILING FEE

Transaction valuation	Amount Of Filing Fee
$24,175.22	$4.84

•

_/    Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $4.84

Form or Registration No.: Form 14A

Filing Party: NBO Systems, Inc.

Date Filed: August 20, 2007

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by NBO Systems, Inc., a Maryland corporation (“NBO” or the “Company”), the issuer of the NBO Common Stock, $.0005 par value, that is subject to the Rule 13e-3 transaction. NBO is sometimes referred to herein as the “Filing Person.” This Transaction Statement relates to a reverse stock split (“Reverse Stock Split”) proposed by NBO pursuant to which 250,000 shares of Common Stock will be converted into one share of Common Stock. Since NBO will pay cash for fractional shares, the result will be that most shareholders will cease to be shareholders of NBO and will receive cash at the rate of $0.0005 per share of Common Stock prior to the Reverse Stock Split in lieu of fractional shares.

If the Reverse Stock Split is approved, we expect to have not more than 12 shareholders subsequent to the Reverse Stock Split and we will terminate or registration with the Securities and Exchange Commission.

Concurrently with the filing of this Transaction Statement, we are filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company. At that meeting, the stockholders of the Company will consider and vote upon a proposal to approve and adopt Articles of Amendment of Articles of Incorporation that will, when filed, effect the Reverse Stock Split. The approval of the Reverse Stock Split requires the affirmative vote of at least two-thirds of the number of votes entitled to be cast at the close of business on the record date by stockholders of the Company. The Proxy Statement is attached hereto as Exhibit (a)(3) and the proposed Articles of Amendment to Articles of Incorporation is attached as Annex A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that NBO is “controlled” by any Filing Person or that any Filing Person is an “affiliate” of NBO within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Reverse Stock Split”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address: The Company’s name and the address and telephone number of its principal executive offices are as follows:

NBO Systems, Inc.

3676 W. California Avenue

Building D

Salt Lake City, Utah 84104

(800) 545-5776 x8100

(b) Securities. . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Notice of Special Meeting”

“Questions and Answers about the Special Meeting and the Reverse Stock Split – Who May Vote?”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding NBO —Market for Common Stock and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding NBO—Market for Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) Name and Address: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“EXECUTIVE OFFICERS, DIRECTORS AND KENNETH MARINAI”

(b) Business and Background of Entities. None.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“EXECUTIVE OFFICERS, DIRECTORS AND KENNETH MARINAI”

Item 4. Terms of the Transaction.

(a)(1) Material Terms—Tender Offers. Not applicable.

(a)(2) Material Terms—Mergers. Not Applicable.

(b) Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS”

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Dissenters’ Rights of Appraisal”

“DISSENTERS’ RIGHTS OF APPRAISAL”

Annex B—Objecting Stockholders Rights under Maryland General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE REVERSE STOCK SPLIT – Will we pay for proxy solicitations by others?”

“FINANCIAL AND OTHER INFORMATION”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. None.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

“TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS”

Annex A—Articles of Amendment of Articles of Incorporation

Item 6. Purposes of the Transactions and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“SPECIAL FACTORS – Need to Revamp Our Capital Structure”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Our Business After the Reverse Stock Split”

Annex A—Articles of Amendment of Articles of Incorporation

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“SPECIAL FACTORS – Need to Revamp Our Capital Structure”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Our Business After the Reverse Stock Split”

Annex A—Articles of Amendment of Articles of Incorporation

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Reasons for the Reverse Stock Split”

“Summary Term Sheet—Effects of the Reverse Stock Split”

“Summary Term Sheet—Continuation of Our Business”

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

“SPECIAL FACTORS – Benefits of Terminating 1934 Act Registration”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Our Business After the Reverse Stock Split”

Annex A—Articles of Amendment of Articles of Incorporation

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Fairness to Shareholders”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Reasons for the Reverse Stock Split”

“Summary Term Sheet—Effects of the Reverse Stock Split”

“Summary Term Sheet—Continuation of Our Business”

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

“SPECIAL FACTORS – Benefits of Terminating 1934 Act Registration”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Our Business After the Reverse Stock Split”

Annex A—Articles of Amendment of Articles of Incorporation

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Summary Term Sheet—Effects of the Reverse Stock Split”

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

“SPECIAL FACTORS – Benefits of Terminating 1934 Act Registration”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Our Business After the Reverse Stock Split”

Annex A—Articles of Amendment of Articles of Incorporation

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Reverse Stock Split”

“Summary Term Sheet – Reasons for the Reverse Stock Split”

“Summary Term Sheet—Effects of the Reverse Stock Split”

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Benefits of Terminating 1934 Act Registration”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Fairness to Shareholders”

Annex A—Articles of Amendment of Articles of Incorporation

Annex B— Objecting Stockholders Rights under Maryland General Corporation Law

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Reverse Stock Split”

“Summary Term Sheet – Reasons for the Reverse Stock Split”

“Summary Term Sheet—Effects of the Reverse Stock Split”

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Benefits of Terminating 1934 Act Registration”

“SPECIAL FACTORS – The Effect of the Reverse Stock Split on Outstanding Securities”

“SPECIAL FACTORS – Fairness to Shareholders”

Annex A—Articles of Amendment of Articles of Incorporation

Annex B— Objecting Stockholders Rights under Maryland General Corporation Law

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Outstanding Shares of Common Stock and Series B Preferred Stock”

“Summary Term Sheet—Record Date”

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—Our Position as to the Fairness of the Merger”

“Summary Term Sheet - Board Recommendation”

“GENERAL INFORMATION ABOUT VOTING”

“SPECIAL FACTORS – Vote Required”

(d) Unaffiliated Representative. A majority of directors who are not employees of NBO have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger”

“Summary Term Sheet - Board Recommendation”

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Fairness to Shareholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger”

“Summary Term Sheet - Board Recommendation”

“SPECIAL FACTORS – Need to Revamp our Capital Structure”

“SPECIAL FACTORS – Fairness to Shareholders”

“SPECIAL FACTORS – Recommendation of Board of Directors”

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal. We have not received any report, opinion, or appraisal from an outside party that is materially related to the Reverse Stock Split.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION - Source, Amount and Use of Funds in connection with the Reverse Stock Split”

(b) Conditions. Not Applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Expenses”

“FINANCIAL AND OTHER INFORMATION - Source, Amount and Use of Funds in connection with the Reverse Stock Split”

(d) Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Issuance of Shares of Series B Preferred Stock and Shares of Common Stock”

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Probable Approval of Reverse Stock Split”

“Summary Term Sheet—Our Position as to the Fairness of the Merger”

“Summary Term Sheet - Board Recommendation”

“Questions and Answers about the Special Meeting and the Reverse Stock Split - How many votes are required to approve the Reverse Stock Split?

“SPECIAL FACTORS - Fairness to Shareholders”

“SPECIAL FACTORS – Recommendation of Board of Directors”

(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements.

Regulation M-A Item 1010

(a) Financial Statements. We incorporate by reference our financial statements for the year ended December 31, 2005, from Form 10-KSB filed on May 2, 2006, pages 35-59. We incorporate by reference our financial statements for the year ended December 31, 2006, from Form 10-KSB filed on March 27, 2007, pages 35-56. We incorporate by reference our quarterly financial statements for the period ended June 30, 2007, from Form 10-QSB filed on August 14, 2007, pages 3-11.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION—Financial Information”

“FINANCIAL AND OTHER INFORMATION — Selected Historical Consolidated Financial Information”

“FINANCIAL AND OTHER INFORMATION - Where You Can Find More Information”

(b) Pro Forma Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION – Selected Historical Consolidated Financial Information”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger”

“Summary Term Sheet - Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger – Who pays for this solicitation?”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger – Who pays for this solicitation?”

Item 15. Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(1)

Notice to Stockholders of NBO Systems, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by NBO Systems, Inc. with the Securities and Exchange Commission on July 24, 2007

(a)(2)	Proxy Statement on Schedule 14A filed by NBO Systems, Inc. with the Securities and Exchange Commission on July 24, 2007

(d)(1)	Articles of Amendment of Articles of Incorporation, attached as Annex A to the Proxy Statement on Schedule 14A filed by NBO Systems, Inc. with the Securities and Exchange Commission on July 24, 2007

(f)(1)

Objecting Stockholder Rights under Maryland General Corporation Law, , attached as Annex B to the Proxy Statement on Schedule 14A filed by NBO Systems, Inc. with the Securities and Exchange Commission on July 24, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keith A. Guevara

________________________________________________

(Signature)

Keith A. Guevara, President

August 20, 2007